SCHEDULE 14A INFORMATION

                   CONSENT STATEMENT PURSUANT TO SECTION 14(A)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
Filed by the Registrant  [ ]
Filed by a Party other than the Registrant [X]

Check the appropriate box:

[X] Preliminary Consent Statement
[ ] Confidential, for Use of the Commission only (as permitted by rule
    14a-6(e)(2))
[ ] Definitive Consent Statement
[ ] Definitive Additional Materials
[ ] Soliciting Material Pursuant to sec. 240.14a-11(c) or Rule 14a-12

                     ATLANTIC COAST AIRLINES HOLDINGS, INC.
--------------------------------------------------------------------------------
                (Name of Registrant as Specified in Its Charter)

                              MESA AIR GROUP, INC.
--------------------------------------------------------------------------------
    (Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

[X] No fee required.

[ ] Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

    (1) Title of each class of securities to which transaction applies:
        ________________________________________________________________________

    (2) Aggregate number of securities to which transaction applies:
        ________________________________________________________________________

    (3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (Set forth the amount on which the filing fee is calculated and state how it was determined):
        ________________________________________________________________________

    (4) Proposed maximum aggregate value of transaction:
        ________________________________________________________________________

    (5) Total fee paid:
        ________________________________________________________________________

[ ] Fee paid previously with preliminary materials.

[ ] Check box if any part of the fee is offset as provided by Exchange Act Rule
    0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

    (1) Amount Previously Paid:
        ________________________________________________________________________

    (2) Form, Schedule or Registration Statement No.:
        ________________________________________________________________________

    (3) Filing Party:
        ________________________________________________________________________

    (4) Date Filed:
        ________________________________________________________________________

PRELIMINARY COPY; SUBJECT TO COMPLETION
November 20, 2003

                              --------------------

                                CONSENT STATEMENT
                                       OF
                              MESA AIR GROUP, INC.

                              --------------------

To the Stockholders of Atlantic Coast Airlines Holdings, Inc.:

This Consent Statement and the enclosed WHITE consent card are from Mesa Air Group, Inc. ("Mesa," "we" or "us"), for the solicitation by Mesa of written consents from you, the holders of shares of common stock of Atlantic Coast Airlines Holdings, Inc. ("Atlantic Coast"), to take the following actions without a stockholders' meeting, as authorized by Delaware law:

            (1) Remove each member of Atlantic Coast's board and any person (other than those elected by this consent) elected or appointed to the Atlantic Coast board pursuant to a vacancy caused by the removal or resignation of any of the directors from the Atlantic Coast board or any newly-created directorships;

            (2) Elect the nominees described in this Consent Statement to serve as directors of Atlantic Coast (or, if any such nominee is unable to serve as a director of Atlantic Coast, any other person designated as a nominee by the remaining nominee or nominees); and

            (3) Repeal each provision of the Atlantic Coast by-laws or amendments, if any, adopted after August 14, 1998 (the last date the by-laws were filed with the Securities and Exchange Commission ("SEC")) and before the effectiveness of these three proposals.

      This Consent Statement and the enclosed WHITE consent card are first being furnished to Atlantic Coast's stockholders on or about [ ], 2003.

                       Mesa Exchange Offer/Merger Proposal

      On October 6, 2003, Mesa advised the Atlantic Coast board of our intention to enter into a business combination with Atlantic Coast (the "Mesa proposal"). This business combination would have taken the form of either an exchange offer (the "Mesa exchange offer") or a merger agreement (the "Mesa merger proposal"), in each case pursuant to which each Atlantic Coast share of common stock would be exchanged for 0.90 of a share of Mesa common stock (collectively, the "Mesa exchange offer/merger proposal") in a transaction expected to be tax-free to Atlantic Coast stockholders. Based on the closing prices of shares of Mesa and Atlantic Coast common stock on October 3, 2003, the last trading day before our announcement of our intention to enter into a business combination with Atlantic Coast, the exchange ratio represented a 25% premium over the price of shares of Atlantic Coast's common stock. The exchange ratio also represented a premium of 35.7% over the average closing price of Atlantic Coast stock between July 28, 2003, the day Atlantic Coast announced its intention to transform itself into a low-fare independent airline, and October 3, 2003.

      Your board rejected the Mesa proposal. Atlantic Coast has also taken a number of steps that Mesa believes are designed to hinder our efforts to proceed with this consent solicitation and our ability to proceed with the Mesa exchange offer/merger proposal, including inappropriately setting a record date for this consent solicitation and filing a lawsuit to enjoin Mesa from making the Mesa exchange offer. See "Background of this Consent Solicitation" beginning on page [ ].

      Furthermore, on November 18, 2003, Atlantic Coast announced that it had entered into a binding memorandum of understanding with Airbus for a firm order of ten new A319 aircraft; five new A320 aircraft; and leasing commitments from operating lessors for ten additional A319 aircraft, as part of their plan to operate as a low-fare independent airline (the "Airbus MOU"). On November 19, 2003, Mesa announced that, notwithstanding this action by Atlantic Coast, we are moving forward expeditiously with our consent solicitation to replace Atlantic Coast's board. We also intend to proceed with the Mesa exchange offer/merger proposal, subject to considering the impact of these developments on the value of Atlantic Coast and consequently, on our offer.

      MESA BELIEVES THAT CONSENTING TO EACH OF THE PROPOSALS WILL GIVE THE STOCKHOLDERS OF ATLANTIC COAST THE OPPORTUNITY TO HAVE THEIR COMPANY CONTROLLED BY A BOARD WHO WILL ACT IN THE STOCKHOLDERS' BEST INTEREST AND WHO WILL CONSIDER THE MESA PROPOSAL.

      MESA RECOMMENDS THAT YOU CONSENT TO EACH OF THE PROPOSALS

      Approval of each of the proposals ("proposals") requires the affirmative consent of a majority of the outstanding shares of Atlantic Coast common stock. Both proposals 1 and 2 must be approved for either of them to be effective. Proposals 1 and 2 may be adopted and become effective independent of proposal 3, and proposal 3 may be adopted and become effective independent of proposals 1 and 2. The purpose of the proposals is to elect the nominees to the Atlantic Coast board. The nominees, if elected to the Atlantic Coast board, are expected to act in the best interest of Atlantic Coast stockholders. The nominees are independent persons who are not affiliated with Mesa and who believe that, to the extent taking such action is consistent with their fiduciary duties: (i) Atlantic Coast should be returned to its historic business strategy of operating pursuant to revenue guarantee code share agreements with major airlines serving hub networks; (ii) Atlantic Coast should consider, and if appropriate, negotiate a business combination transaction with Mesa or any other party; and (iii) if appropriate, any impediments to the ability of Atlantic Coast stockholders to consider any business combination transaction with Mesa or any other party should be removed.

                 WHY DO YOU NEED TO CONSENT TO THESE PROPOSALS?

      Mesa believes that the current Atlantic Coast business strategy to operate as an independent low-fare airline not only hurts the value of the company, but also precludes its stockholders from considering alternative business strategies. The current directors have recently determined to abandon Atlantic Coast's profitable strategy of operating as a regional airline pursuant to revenue guarantee code share agreements with major airlines serving hub networks. According to airline industry analysts, Atlantic Coast's strategy has never been successfully implemented by a domestic air carrier operating primarily with regional jets. The value of Atlantic Coast common stock dropped 33% between July 25, 2003, the last trading day prior to Atlantic Coast's announcement of its intention to become an independent low-fare airline, and July 29, 2003, the day after such announcement. You are urged to obtain current market quotations for Mesa and Atlantic Coast common stock.

      If elected to the Atlantic Coast board, we believe that the nominees will, to the extent taking such action is consistent with their fiduciary duties:

      1. Return Atlantic Coast to its historic business strategy of operating pursuant to revenue guarantee code share agreements with major airlines serving hub networks. In that regard, they intend to:

            o review the Airbus MOU to determine if it can be rescinded or terminated and the consequences thereof;

            o consider an agreement with United Airlines on terms substantially comparable with the non-binding memorandum of understanding Mesa entered into with United Air Lines, Inc. ("United Airlines") on November 12, 2003 (the "United MOU") and described under "Mesa Strategic Plans" beginning on page [ ]; and

            o attempt to solidify a code share relationship with Delta Air Lines, Inc. ("Delta Air Lines") on commercially reasonable terms satisfactory to all parties.

      2. Consider and, if appropriate, negotiate a business combination transaction with Mesa or any other party. In that regard, they intend to:

            o attempt to minimize any damages arising from the entering into and/or termination of the Airbus MOU;

            o allow Mesa to proceed with the Mesa exchange offer/merger proposal (which we have indicated we are still committed to making); and

            o if Mesa has not already commenced the Mesa exchange offer, promptly enter into discussions with Mesa with respect to a business combination transaction.

      3. Remove impediments to the consideration by Atlantic Coast stockholders of any appropriate business combination transaction, including either an exchange offer or a merger with Mesa or any other party, if appropriate, by:

            o considering, to the extent that it is in the best interest of the Atlantic Coast stockholders, taking action to remove the impediments to the consummation of an exchange offer or a merger proposal from Mesa and any alternative proposals arising pursuant to that certain Rights Agreement, dated as of January 27, 1999, between Atlantic Coast and Continental Stock Transfer & Trust Company, referred to herein as the "poison pill"; and

            o considering taking action to exempt an exchange offer or a merger proposal from Mesa, or any other alternative transaction that they believe to be in your best interest, from the restrictions of Section 203 of the Delaware General Corporation Law (the "Delaware anti-takeover law").

         ACT NOW TO PROTECT YOUR INVESTMENT AND YOUR RIGHT TO DECIDE THE
                  BUSINESS STRATEGY EMPLOYED BY ATLANTIC COAST

      As of October 10, 2003, Mesa was the beneficial owner of 1,603,529 shares of Atlantic Coast common stock, representing approximately 3.5% of the outstanding shares. According to Atlantic Coast's Quarterly Report on Form 10-Q for the quarter ended September 30, 2003, as of November 1, 2003, there were 45,333,310 shares of Atlantic Coast common stock outstanding. The record date for determining the stockholders of Atlantic Coast who are entitled to consent is [ ], 2003.

      YOUR CONSENT IS IMPORTANT! TO CONSENT TO OUR PROPOSALS PLEASE DO THE
FOLLOWING:

      o     PROMPTLY SIGN AND RETURN THE ENCLOSED WHITE CONSENT CARD

      o     DO NOT RETURN ANY CARD SENT TO YOU BY ATLANTIC COAST MANAGEMENT

      If your shares of Atlantic Coast common stock are held in your own name, please sign, DATE and mail the enclosed WHITE consent card today in the postage-paid envelope provided or mail the completed card to MacKenzie Partners, Inc. ("MacKenzie") at the address below.

      If your shares of Atlantic Coast common stock are held in "Street-Name," only your bank or broker can execute a consent on your behalf, but only upon receipt of your specific instructions. To ensure that your consent is effective, please contact the persons responsible for your account and instruct them to execute the WHITE consent card on your behalf. Mesa urges you to confirm in writing your instructions to the person responsible for your account and provide a copy of those instructions to Mesa in care of MacKenzie at the address set forth below so that Mesa will be aware of all instructions given and can attempt to ensure that such instructions are followed.

       IF YOU HAVE ANY QUESTIONS OR REQUIRE ANY ASSISTANCE IN EXECUTING OR
               DELIVERING YOUR CONSENT, PLEASE WRITE TO OR CALL:

                            MacKenzie Partners, Inc.
                               105 Madison Avenue
                            New York, New York 10016
                                 (212) 929-5500
                         Call Toll-Free: (800) 322-2885

      IF YOU DO NOTHING, THE EFFECT WILL BE A VOTE AGAINST THE PROPOSALS. THE AFFIRMATIVE VOTE OF A MAJORITY OF ALL OUTSTANDING SHARES IS NEEDED IN ORDER TO REMOVE AND REPLACE THE CURRENT DIRECTORS OF ATLANTIC COAST.

              QUESTIONS AND ANSWERS ABOUT THIS CONSENT SOLICITATION

Q:    WHO IS MAKING THE SOLICITATION?

A: Mesa. Mesa is a holding company whose principal subsidiaries operate as regional air carriers providing scheduled passenger and airfreight service. Mesa currently operates 150 aircraft with 938 daily system departures to 163 cities in 40 states, the District of Columbia, Canada, Mexico and the Bahamas. Mesa operates in the West and Midwest as America West Express; in the Midwest and East as US Airways Express; in Denver and the West as United Express; in Denver as Frontier JetExpress until December 31, 2003; in Kansas City with Midwest Express and in New Mexico and Texas as Mesa Airlines. As of October 10, 2003, Mesa was the beneficial owner of 1,603,529 shares of Atlantic Coast common stock, representing approximately 3.5% of the outstanding shares.

Q:    WHAT ARE WE ASKING YOU TO CONSENT TO?

A: You are being asked to consent to three proposals in order to replace Atlantic Coast's current directors with independent persons who are not affiliated with Mesa and who have indicated they will act in your best interest.

Q:    WHY ARE WE SOLICITING YOUR CONSENT?

A: We are soliciting your consent because we believe that the current members of the Atlantic Coast board have embarked on a misguided strategy that has contributed to a steep decline in the value of Atlantic Coast's common stock and therefore have failed to act in your best interest. Mesa believes this is the case based on the following:

      o Atlantic Coast has announced its intention to transform itself from a regional airline operating pursuant to revenue guarantee code share relationships with major airlines serving hub networks to an independent low-fare airline. According to airline industry analysts, (i) this strategy has never been successfully implemented by a domestic air carrier which operates primarily with regional jets and (ii) Atlantic Coast faces significant challenges in establishing reservations, sales and marketing functions and in generating sufficient revenue while operating regional jets with limited passenger capacity.

      o We believe Atlantic Coast's announced strategy to operate as an independent low-fare airline has contributed to a loss of value of 33% between July 25, 2003, the last trading day prior to Atlantic Coast's announcement of its intention to become an independent low-fare airline, and July 29, 2003, the day after such announcement. During the period from July 1, 2003, through October 3, 2003, the value of Mesa's common stock has increased approximately 49%. You are urged to obtain current market quotations for Mesa and Atlantic Coast common stock.

      o The current Atlantic Coast board rejected the Mesa proposal even though Mesa stated in correspondence with the Chief Executive Officer and directors of Atlantic Coast that Mesa was interested in a business combination with Atlantic Coast that would provide a significant premium to you and that Mesa was willing to negotiate the terms and structure of any such business combination with the Atlantic Coast board.

      o Atlantic Coast announced it entered into the Airbus MOU, creating further impediments to your ability to make your own decision regarding the future of Atlantic Coast's business, the Mesa exchange offer/merger proposal and any other business combination transaction.

Q:    WHO ARE THE NOMINEES?

A: The nominees are Nathaniel A. Davis, Andre V. Duggin, Theodore F. Kahan, James R. Link, David T. McLaughlin, Peter F. Nostrand and Archille R. Paquette. The nominees are independent persons who are not affiliated with Mesa. The principal occupation and business experience of each nominee is set forth in this Consent Statement under the section entitled "Additional Information Regarding our Proposals" beginning on page [ ], which we urge you to read. We believe you are entitled and it is in your best interest to give the nominees a chance to review the current strategy embarked on by the current Atlantic Coast board and an opportunity to maximize stockholder value.

Q:    WHY SHOULD ATLANTIC COAST COMBINE WITH MESA?

A: If the current board of directors are replaced as a result of this Consent Statement, the new board will consider, if appropriate, an exchange offer or merger proposal from Mesa. We believe that an exchange offer or merger proposal made by Mesa should be attractive to Atlantic Coast stockholders for the following reasons:

      o according to airline industry analysts, the outlook of Atlantic Coast on a stand-alone basis is not favorable due to the strategic decision by Atlantic Coast's current directors to abandon its profitable strategy of operating as a regional airline pursuant to revenue guarantee code share relationships with major airlines serving hub networks and transform itself into an independent low-fare airline;

      o if we successfully complete the offer, you will hold shares in a larger combined company:

            o which we believe will have greater access to capital to pursue strategic growth opportunities than would Atlantic Coast on a stand-alone basis;

            o which we believe will become the leading regional airline in the United States; and

            o which we believe will create an enhanced capital structure and a more liquid market for its shares than Atlantic Coast on a stand-alone basis; and

      o you will have the opportunity to continue to participate in Atlantic Coast's growth through your ownership of shares of Mesa common stock. Moreover, we expect that Mesa will be better positioned than Atlantic Coast on a stand-alone basis to develop and exploit Atlantic Coast's assets and partnerships.

      These benefits can be realized only upon the consummation of an exchange offer or merger proposal from Mesa. Accordingly, we recommend that you approve the 3 proposals contained in this Consent Statement so that the nominees can be seated as directors of Atlantic Coast and consider an exchange offer or merger proposal from Mesa and any alternative transaction that may be in your best interest. Mesa is considering the effects of the Airbus MOU on the value of Atlantic Coast, but continues to be committed to the Mesa exchange offer.

Q:    WHO CAN CONSENT TO THIS MATTER?

A: If you owned shares of Atlantic Coast common stock on [ ], 2003, the record date, you have the right to consent to the proposals.

      Section 2.8 of the Atlantic Coast by-laws and Section 213 of the Delaware General Corporation Law ("DGCL") provide that any stockholder seeking to have the stockholders of Atlantic Coast authorize or take action by written consent is required to request that the Atlantic Coast board fix a record date. The Atlantic Coast board is required to promptly, but in all events within 10 days after the date on which the request is received, adopt a resolution fixing the record date for the solicitation (which may not be more than 10 days after the date of the resolution). If the Atlantic Coast board does not fix a record date within 10 days after the receipt of the request, the record date for the solicitation will be the date on which the first signed consent is delivered to Atlantic Coast.

      The Atlantic Coast board announced that it set October 23, 2003, as the record date for the solicitation made hereby and that it had received the first written consent in connection with the solicitation made hereby. This announcement was made not withstanding the fact that Mesa had not requested that a record date be set. On October 29, 2003, Mesa filed a lawsuit in the Court of Chancery of the State of Delaware (the "Delaware Lawsuit") seeking to require the Atlantic Coast board to comply with the proper procedures under Delaware law and the Atlantic Coast by-laws with respect to (i) fixing a record date for this consent solicitation and (ii) commencing the 60-day solicitation period. The Delaware Lawsuit alleges that the action taken by the Atlantic Coast board to set a record date of October 23, 2003, manipulates the proxy solicitation process and impedes your ability to exercise your voting rights and may impede your right to receive superior value for your shares. On [ ], 2003, Mesa, in its capacity as a record holder of Atlantic Coast common stock, requested that the Atlantic Coast board fix a proper record date. If the Atlantic Coast board does not set a new record date in accordance with our request, the actual record date will not be determined until the Delaware Lawsuit has been resolved. We intend to notify you by press release as promptly as possible of the actual record date when determined.

      If the Delaware Lawsuit is unsuccessful, the record date for the consent solicitation hereby will be October 23, 2003.

Q:    WHEN IS THE DEADLINE FOR SUBMITTING CONSENTS?

A: Section 228 of the DGCL requires that, in order for the proposals to be adopted, Atlantic Coast must receive written consents signed by a sufficient number of stockholders to adopt the proposals within 60 days of the date of the earliest dated consent being delivered to Atlantic Coast. Although Mesa had not yet commenced this consent solicitation, on October 23, 2003, Atlantic Coast announced that it had received the first signed consent. As described above, Mesa has filed the Delaware Lawsuit to (i) require that Atlantic Coast set a proper record date and (ii) establish the appropriate date for commencement of the 60-day solicitation period. The deadline for submitting consents will not be determined until the Delaware Lawsuit has been resolved. We intend to notify you by press release as promptly as possible of the actual deadline for submitting consents. However, because the proposals will become effective upon our delivery to Atlantic Coast of valid and unrevoked consent cards totaling more than 50% of the outstanding shares of common stock as of the record date, and because this may occur before the expiration of the 60-day period, WE URGE YOU TO ACT PROMPTLY to assure that your vote will count.

Q:    HOW MANY SHARES MUST BE VOTED IN FAVOR OF THE PROPOSALS TO EFFECT THEM?

A: We must receive the consents of a majority of Atlantic Coast's outstanding shares of common stock for the proposals to be adopted. As of November 1, 2003, Atlantic Coast had 45,333,310 shares of common stock outstanding. Therefore, based on available information, we estimate that the consent of at least 22,666,656 shares is necessary to effect the proposals. Abstentions, failures to consent and broker non-votes will have the same effect as withholding consent. Mesa owns beneficially 1,603,529 shares of Atlantic Coast common stock, which it intends to vote in favor of the proposals. Consequently, at least 21,063,127 additional shares will need to consent to the proposals in order for them to be adopted.

Q:    WILL PROPOSAL 1 BE EFFECTIVE IF PROPOSAL 2 IS NOT ALSO ADOPTED?

A: No. In order for either proposal 1 or proposal 2 to be effective, both must be adopted by the Atlantic Coast stockholders. In other words, a vote to remove the present board will not be effective unless the nominees also are elected. Proposals 1 and 2 may be adopted and become effective independent of proposal 3, and proposal 3 may be adopted and become effective independent of proposals 1 and 2.

Q:    WHAT SHOULD YOU DO TO CONSENT?

A: Sign, DATE and return the enclosed WHITE consent card TODAY to MacKenzie in the envelope provided. In order for your consent to be valid, it must be dated.

Q: IF YOU CONSENT TO THE PROPOSALS, ARE YOU ACCEPTING EITHER AN EXCHANGE OFFER OR A MERGER PROPOSAL?

A: No. If the proposals are adopted, the nominees will consider, in their independent judgment and good faith, taking action to provide you with the opportunity to make your own decision regarding any exchange offers or merger proposals from Mesa (which we have indicated we are still committed to making) and any alternative proposals.

Q: HOW DOES SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW AFFECT THE MESA EXCHANGE OFFER/MERGER PROPOSAL?

A: Atlantic Coast is subject to the Delaware anti-takeover law, which provides that certain business combinations, including the transactions contemplated by a Mesa exchange offer/merger proposal, between a Delaware corporation whose stock is traded on the Nasdaq Stock Market, Inc., such as Atlantic Coast, and an interested stockholder (generally defined as a stockholder who beneficially owns 15% or more of a Delaware corporation's voting stock) are prohibited for a three-year period following the date that such stockholder became an interested stockholder, unless certain exceptions apply.

      If elected to the Atlantic Coast board, we believe that the nominees will consider taking board action to exempt an exchange offer or merger proposal from Mesa, or any other proposed transaction that they believe to be in your best interest, from the restrictions of the Delaware anti-takeover law.

Q: WHAT ARE THE MOST SIGNIFICANT CONDITIONS TO THE CONSUMMATION OF AN EXCHANGE OFFER FROM MESA?

A: If Mesa commences an exchange offer with respect to Atlantic Coast, such transaction will be conditioned upon, among other things, (i) there being validly tendered and not withdrawn prior to the expiration date that number of shares of Atlantic Coast common stock so that, after the completion of the exchange offer, Mesa owns a majority of the then outstanding shares of Atlantic Coast common stock on a fully-diluted basis; (ii) the registration statement pursuant to which Mesa will offer its common stock to Atlantic Coast stockholders being declared effective by the SEC; (iii) the shares of Mesa common stock to be issued in an exchange offer by Mesa being approved for listing on the Nasdaq Stock Market, Inc.; (iv) the expiration or termination of any waiting periods under the Hart-Scott-Rodino Improvements Act of 1976 and any other applicable laws and regulations; (v) the approval of an amendment to Mesa's articles of incorporation to increase its authorized share capital and the approval of the issuance of shares of Mesa common stock pursuant to the exchange offer by the stockholders of Mesa; (vi) Atlantic Coast's board of directors redeeming the poison pill or our being satisfied, in our sole discretion, that the poison pill has been invalidated or amended so as not to be applicable to the exchange offer or subsequent merger;
      (vii) the absence of any event that would be expected to have an adverse effect on Atlantic Coast such that, regardless of the circumstances, in our good faith judgment, it would be inadvisable to proceed with the exchange offer; (viii) Mesa being satisfied, in its sole discretion, that, after the consummation of an exchange offer, the provisions of the Delaware anti-takeover law would not prohibit for any period of time, or impose any voting requirements in excess of majority stockholder approval with respect to, a subsequent business combination; (ix) Mesa having entered into an agreement with United Airlines regarding Atlantic Coast's code share agreement substantially consistent with the terms of the United MOU; (x) Delta Air Lines not having terminated its code share agreement with Atlantic Coast (other than for performance) and/or having entered into a new code share agreement with Atlantic Coast on commercially reasonable terms acceptable to the parties and (xi) the absence of legal or other impediments to the consummation of the exchange offer or subsequent merger.

Q:    WHO SHOULD YOU CALL IF YOU HAVE QUESTIONS ABOUT THE SOLICITATION?

A:    Please call MacKenzie toll free at (800) 322-2885.

                    REASONS FOR THE SOLICITATION OF CONSENTS

      Mesa is soliciting your consent to the proposals because we believe that the current members of the Atlantic Coast board have embarked on a misguided strategy that has contributed to a steep decline in the value of Atlantic Coast's common stock and therefore have failed to act in your best interest. Mesa believes this is the case based on the following:

      o Atlantic Coast has announced its intention to transform itself from a regional airline operating pursuant to revenue guarantee code share relationships with major airlines serving hub networks to an independent low-fare airline. According to airline industry analysts, (i) this strategy has never been successfully implemented by a domestic air carrier which operates primarily with regional jets and (ii) Atlantic Coast faces significant challenges in establishing reservations, sales and marketing functions and in generating sufficient revenue while operating regional jets with limited passenger capacity.

      o We believe Atlantic Coast's announced strategy to operate as an independent low-fare airline has contributed to a loss of value of 33% between July 25, 2003, the last trading day prior to Atlantic Coast's announcement of its intention to become an independent low-fare airline, and July 29, 2003, the day after such announcement. During the period from July 1, 2003, through October 3, 2003, the value of Mesa's common stock has increased approximately 49%. You are urged to obtain current market quotations for Mesa and Atlantic Coast common stock.

      o The current Atlantic Coast board rejected the Mesa proposal even though Mesa stated in correspondence with the Chief Executive Officer and directors of Atlantic Coast that Mesa was interested in a business combination with Atlantic Coast that would provide a significant premium to you and that Mesa was willing to negotiate the terms and structure of any such business combination with the Atlantic Coast board.

      o Atlantic Coast announced it entered into the Airbus MOU, creating further impediments to your ability to make your own decision regarding the future of Atlantic Coast's business, the Mesa exchange offer/merger proposal and any other business combination transaction.

      Therefore, we believe that all the current directors should be removed and replaced with a board that will act in your best interest. Mesa believes that the adoption of the proposals will accomplish this goal.

                     BACKGROUND OF THIS CONSENT SOLICITATION

      A number of developments and opportunities have led to our decision to undertake this consent solicitation at the present time. We believe that the removal of the current Atlantic Coast board of directors and the election of the nominees as directors of Atlantic Coast will be beneficial to the stockholders of Atlantic Coast. By consenting to the 3 proposals contained in this Consent Statement, Atlantic Coast stockholders will be electing directors who will consider returning Atlantic Coast to its historically profitable business strategy of operating as a regional airline pursuant to revenue guarantee code share agreements with major airlines serving hub networks, as well as the removal of any impediments to the consideration of a business combination transaction with Mesa or other strategic partners. We believe that if the nominees enter into a business combination transaction with Mesa, Atlantic Coast stockholders would receive a premium for their shares and would hold shares of a combined company that would have:

      o a potential to realize synergies, cost savings and risk diversification opportunities;

      o     a potential for increased operational efficiency and flexibility;
            and

      o     a potential to provide lower costs to strategic partners.

      These benefits will not be realized unless a Mesa/Atlantic Coast business combination transaction is consummated.

      Our board of directors determined at a telephonic meeting held on October 4, 2003 that it was in the best interest of Mesa and its stockholders to proceed with the Mesa exchange offer/merger proposal. The board authorized us to propose the business combination through an offer in which Atlantic Coast's common stockholders would be offered 0.90 of a share of Mesa common stock for each share of Atlantic Coast common stock they own. The exchange for Mesa common stock was expected to be tax-free to Atlantic Coast stockholders.

      In announcing the Mesa proposal, our board believed that greater value could be achieved for both Mesa and Atlantic Coast stockholders by combining Mesa's financial strength, management experience and business strategy with Atlantic Coast's attractive assets and operations. In the Mesa board's judgment, with our larger asset base, earnings potential and cash flow, the combined company would have more efficient access to capital and improved operations to execute its strategic plans.

      On October 6, 2003, Jonathan G. Ornstein, Mesa's Chief Executive Officer, delivered a letter to Atlantic Coast's Chief Executive Officer, Kerry B. Skeen, and Atlantic Coast's board of directors, outlining our intention to enter into a business combination transaction with Atlantic Coast and indicating that we were prepared to be flexible on deal terms and structure. Simultaneously, we issued a press release disclosing to the public the Mesa proposal and its material terms. The following is the text of Mr. Ornstein's letter to Mr. Skeen and the Atlantic Coast board of directors:

   -----------------------------------------------------------------------------

                                          October 6, 2003

   Mr. Kerry B. Skeen
   Chairman and Chief Executive Officer
   Atlantic Coast Airlines Holdings, Inc.
   45200 Business Court
   Dulles, Virginia  20166

   Dear Kerry,

         I tried to reach you this morning to tell you first hand about our intentions. Mesa Air Group, Inc. ("Mesa Air") believes that a combination with Atlantic Coast Airlines Holdings, Inc. ("ACA" or the "Company") is compelling and in the best interests of both companies, our respective shareholders, employees and customers. While we have reviewed only publicly available data to this point, we are prepared to move forward promptly with a business combination between the two companies.

         Accordingly, Mesa Air is seeking to enter into an agreement with ACA to acquire all the outstanding stock of ACA in a tax-free transaction whereby Mesa Air would issue 0.9 of a share of its common stock for each ACA share. Based on our closing share price of $12.55 and based on ACA's closing share price of $9.02 on October 3, 2003, our offer represents a premium to your shareholders of 25% over the current value of their shares. This price also represents a premium of 35% over the average closing price of ACA since late July, and we believe shares in the combined company will provide exceptional future value to the ACA shareholders.

         There are clear strategic benefits. A combination would form the basis to leverage each company's assets, franchise, partners and management expertise to better position the combined company in today's competitive marketplace. It is clear that such a transaction would enable us to service the needs of our airline partners more efficiently and profitably. If we can realize only a small portion of the potential strategic benefits, we believe our combined earnings could improve by over 25%. Furthermore, our focus will remain in the business of providing cost effective regional feed for our airline partners.

         Our proposal will be subject to only customary conditions, including among others, obtaining necessary regulatory approvals, the redemption of the ACA Right's Plan in accordance with its terms, the completion of satisfactory due diligence, negotiation of definitive agreements and necessary shareholder approvals.

         Although we are offering a full and fair price to ACA shareholders, we may have flexibility on deal terms and structure if you are willing to work with us towards consummating a transaction. In connection with our proposal, we have retained Cadwalader, Wickersham & Taft LLP as counsel and Merrill Lynch & Co. as financial advisor.

         In light of the compelling benefits to our respective shareholders and the materiality of this proposal, we are publicly releasing the text of this letter. Our strong preference would be to work with you to reach a mutually acceptable transaction. I would be happy to meet with you or to meet with your Board at its convenience to discuss in greater detail our thoughts with respect to a possible business combination and the future role that you and your management team would have in the combined entity. I look forward to hearing from you or one of your representatives as soon as possible.


                                    Sincerely,
   -----------------------------------------------------------------------------

                                    /s/ Jonathan G. Ornstein
                                    Jonathan G. Ornstein
                                    Chairman of the Board & Chief Executive
                                    Officer

   cc:  Board of Directors, ACA
   -----------------------------------------------------------------------------

      On October 6, 2003, Atlantic Coast issued a press release confirming that it had received the letter from Mr. Ornstein containing the Mesa proposal. The press release claimed that Atlantic Coast's board of directors was considering the Mesa proposal, and indicated that Atlantic Coast was continuing with the implementation of its plans to operate as an independent low-fare airline.

      On October 14, 2003, Mr. Ornstein wrote a second letter to the Atlantic Coast board of directors expressing our disappointment and asking your board to remove the poison pill so we could make a proposal directly to you. A copy of Mr. Ornstein's letter dated October 14, 2003, is set forth below.

--------------------------------------------------------------------------------

                                      October 14, 2003

Board of Directors
Atlantic Coast Airlines Holdings, Inc.
45200 Business Court
Dulles, Virginia, 20166

Ladies and Gentlemen:

      We are very disappointed that we have not received a response from Mr. Skeen or the Board of Directors of Atlantic Coast Airlines Holdings, Inc. ("ACA") to our letter of October 6, 2003 outlining an acquisition proposal for ACA. Specifically, we proposed that Mesa Air Group, Inc. ("Mesa") acquire all of the outstanding stock of ACA in a tax-free transaction whereby Mesa would issue
0.9 of a share of its common stock for each ACA share of common stock. We now feel compelled to direct this proposal to the ACA board of directors.

      We have made a full and fair proposal to merge with ACA based on a proven strategy of long-term profitability. Our focused business model, based on revenue-guarantee codeshare relationships with major airlines serving hub networks, applied to an enlarged asset base and a broader portfolio of client partnerships, will offer more balanced revenue distribution and strong synergies. As the leading operator in the regional aviation sector, we would have greater access to capital to fund our combined growth. Employees of both companies would have a stronger, more secure employer and greater advancement opportunities; our major airline customers would benefit from our ability to provide lower cost services; our shareholders an enhanced capital structure. Consequently, we believe that both Mesa and ACA shareholders, who would receive shares of Mesa common stock in the transaction, will benefit from our successful execution of the merger.

      We and our advisors are prepared to send you a merger agreement and promptly sit down to discuss all aspects of our current thinking on the terms and structure of the transaction. We are committed to working with you to negotiate a definitive agreement and to complete this transaction as soon as practicable thereafter.

      Although it is our desire to enter into direct discussions about this transaction with you, because Mr. Skeen has not responded to my letter, we are now taking steps to give ACA shareholders the opportunity to replace existing directors with those who are committed to fairly considering our offer or any similarly attractive alternative that they believe is in the best interests of ACA shareholders. As you know, ACA currently has in place a "poison pill" which effectively prevents us from consummating an exchange offer directly with your shareholders. We therefore urge you to remove the "poison pill" and allow your shareholders the opportunity to voice their opinion on this transaction.

      Because we have not yet received a response to our proposal, we are filing with the Securities and Exchange Commission the necessary documents to commence a shareholder consent solicitation to replace ACA's

--------------------------------------------------------------------------------
current Board of Directors with independent directors who we believe will give fair consideration to our attractive proposal. We also intend to file with the SEC an offer to exchange Mesa shares directly with ACA shareholders.

                                 Sincerely,

                                 /s/ Jonathan G. Ornstein
                                 Jonathan G. Ornstein
                                 Chairman of the Board & Chief Executive Officer

--------------------------------------------------------------------------------

      On October 14, 2003, Atlantic Coast issued a press release advising you to take no action in response to our announcement of our intent to commence the Mesa exchange offer/merger proposal. The press release claimed that Atlantic Coast's board of directors would consider the Mesa exchange offer/merger proposal.

      On October 23, 2003, Atlantic Coast (i) issued a press release announcing that its board of directors had decided to reject our offer and reaffirmed its strategy to establish a new, independent low-fare airline, (ii) filed with the SEC a preliminary proxy statement urging you to reject the proposals set forth in this Consent Statement and (iii) issued a press release announcing that it has set October 23, 2003 as the record date for the solicitation made hereby and that it had received the first written consent in connection with the solicitation made hereby.

      On October 24, 2003, Mesa issued a press release in response to the Atlantic Coast announcement that its board of directors had rejected our acquisition proposal, reaffirming our commitment to the validity, prudence and sufficiency of our acquisition proposal, as well as acknowledging our disappointment in the management and board of directors of Atlantic Coast.

      On October 28, 2003, Atlantic Coast filed a complaint against Mesa in the United States District Court for the District of Columbia alleging that Mesa has made materially false and misleading statements and omissions in violation of the federal securities laws in connection with its proposed consent solicitation and potential exchange offer. Atlantic Coast's complaint alleges, among other things, that (i) Mesa failed to disclose United Airlines as a participant in its consent solicitation and proposed transaction; (ii) Mesa's bid to acquire all of Atlantic Coast's outstanding stock is motivated by its desire to use Atlantic Coast's cash on hand to resolve Mesa's difficulties in obtaining financing for additional aircraft purchases; (iii) Mesa Chief Executive Officer Jonathan Ornstein and other Mesa insiders sold a substantial number of Mesa shares in September 2003, shortly before Mesa announced its takeover bid of Atlantic Coast; (iv) other stock transactions produced short-swing profits subject to
Section 16(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which requires a corporate insider to disgorge any profit from such transactions; (v) Mesa's directors, who have determined that an acquisition of Atlantic Coast would be in Mesa's best interest and are proposing a transaction in which the stockholders of Atlantic Coast would receive shares of Mesa common stock, are not sufficiently independent and have engaged in self-dealing; and
(vi) several of Mesa's nominees to Atlantic Coast's board of directors are subject to conflicts of interest that would impair their ability to fulfill their fiduciary obligations to Atlantic Coast.

      Atlantic Coast in its complaint seeks to (i) obtain a declaration that Mesa's Consent Statement as well as our other statements in conjunction with our proposed consent solicitation violate Section 14(a) of the Exchange Act and SEC Rule 14a-9; (ii) obtain a declaration that Mesa's Consent Statement as well as our other statements in conjunction with our proposed consent solicitation and exchange offer violate Section 14(e) of the Exchange Act; (iii) require Mesa to correct our alleged material misstatements and omissions; (iv) enjoin Mesa from disseminating our Consent Statements and from making material misstatements or omissions; and (v) enjoin Mesa from making a proxy consent solicitation and/or tender offer to Atlantic Coast's stockholders. We believe the Atlantic Coast lawsuit is without merit, and we intend to contest the allegations set forth in Atlantic Coast's complaint.

      On October 29, 2003, Mesa filed the Delaware Lawsuit seeking to require the Atlantic Coast board to comply with the proper procedures under Delaware law and the Atlantic Coast by-laws with respect to (i) fixing a record date for this consent solicitation and (ii) commencing the 60-day solicitation period. The Delaware Lawsuit alleges that the action taken by the Atlantic Coast board to set a record date of October 23, 2003 impedes your ability to exercise your voting rights and may impede your right to receive superior value for your shares.

      On October 31, 2003, Mesa asked Atlantic Coast for its stockholder list and security position listing in order to communicate with stockholders and to distribute this Consent Statement to the Atlantic Coast stockholders.

      On November 13, 2003, Mr. Ornstein wrote another letter to the Atlantic Coast board of directors asking your board to not take any action that would make it more difficult or expensive for you to consider the Mesa exchange offer/merger proposal. A copy of Mr. Ornstein's letter, which we released publicly, dated November 13, 2003, is set forth below.

--------------------------------------------------------------------------------
                                           November 13, 2003

Board of Directors
Atlantic Coast Airlines Holdings, Inc.
45200 Business Court
Dulles, Virginia, 20166

Ladies and Gentlemen:

      As you are aware, we announced yesterday that we have entered into a memorandum of understanding (MOU) with United Air Lines, Inc. ("United Airlines") which provides that Mesa Air will provide or cause Atlantic Coast Airlines Holdings, Inc. ("ACA") to provide for the operation of regional jet and turboprop aircraft in code-share service under the United Express mark in the event that Mesa Air is successful in its acquisition of ACA. If Mesa Air's nominees are elected pursuant to our consent solicitation, they will have the right to consider the proposal set forth in the above mentioned MOU.

      Your stockholders are in a truly unique position today. Very rarely are the stockholders of a publicly held corporation offered such a stark and contrasting choice of strategic courses. One vision, as articulated by your management, is to sever the historically stable and profitable relationship with UAL enjoyed by ACA as an alliance partner and pursue the course of a "startup", low cost air carrier with all risks attendant thereto. Your management's actions ignore, in our opinion, conclusions of leading Wall Street financial analysts who consider the financial projections to be questionable. Another vision, represented by Mesa's proposal, is to return ACA to what it has done best: provide high quality regional air service to major airlines under long-term revenue guaranty agreements. From our vantage point, the choice is straightforward and simple.

      We believe that your stockholders are entitled to decide the future of a company in this situation. Accordingly, in our opinion, any action taken by you to impede the ability of your stockholders to make this fundamental choice or to receive a premium for their shares may cause irreparable damage to ACA and stockholder value.

      In that regard, both as a significant shareholder and potential bidder for ACA, we are very concerned that in light of your recent announcements you may choose to impede your stockholders ability to continue as a regional carrier by committing to the purchase of inappropriate aircraft. We believe that entering into an aircraft purchase commitment or taking other action that would preclude your stockholders from fairly considering the exchange offer/merger proposal we have previously communicated to you would constitute an impermissible "shark repellant" and would be inconsistent with your fiduciary duties under Delaware law. We believe that by entering into any binding aircraft purchase agreement with penalty clauses or non-refundable deposits the ACA board would be wasting valuable corporate assets and would be acting contrary to the best interests of its stockholders solely for the purpose of entrenching yourselves and management. I am sure you have heard and will continue to hear from your shareholders on this issue.

      We urge you to not take any action that would make it more difficult or expensive for stockholders to consider our proposal and receive the premium that would result. We will take such action as is necessary to protect ACA stockholder value and insure that you comply with your fiduciary duty to the ACA stockholder, including us.


                                          Sincerely,

                                          /s/ Jonathan G. Ornstein
                                          --------------------------------------

                                          Jonathan G. Ornstein
                                          Chairman of the Board & Chief
                                          Executive Officer
--------------------------------------------------------------------------------

      On November 13, 2003, Atlantic Coast issued a press release which included a letter to the Mesa board of directors in response to the above letter Mesa sent to Atlantic Coast's board of directors. Atlantic Coast's letter to Mesa stated that it takes its fiduciary duties to its stockholders seriously. The letter further stated that the Atlantic Coast board of directors has previously reviewed and rejected an agreement with United Airlines for the following reasons: (i) greater risk over the life of the contract, particularly with respect to costs that would be required to be borne by Atlantic Coast but that would be solely within United Airlines' control; (ii) margins based on operating performance standards that could be reset by United Airlines in its discretion; and (iii) no assurance that the terms of the non-binding agreement would not be renegotiated by United Airlines when and if it finalizes its reorganization plan and actually emerges from bankruptcy.

      On November 17, 2003, Mr. Ornstein wrote a letter to the Atlantic Coast board of directors in response to Atlantic Coast's letter dated November 13, 2003. A copy of Mr. Ornstein's letter is set forth below.

--------------------------------------------------------------------------------

                                           November 17, 2003

Board of Directors
Atlantic Coast Airlines Holdings, Inc.
45200 Business Court
Dulles, Virginia, 20166

Ladies and Gentlemen:

      I am in receipt of your letter dated November 13, 2003.

      Firstly, let me say that we are delighted with the results of the non-binding memorandum of understanding (MOU) that we have recently negotiated with United Airlines (UAL). The concerns raised in your above-mentioned letter with respect to certain contract terms previously offered by UAL to Atlantic Coast Airlines Holdings, Inc. ("ACA"), while interesting, are not particularly relevant to the Mesa-negotiated version of the MOU. Simply stated, your concerns are either unfounded or have been addressed satisfactorily.

      Finally, contrary to your management's self-serving and incorrect conclusion that we are working with UAL to try to "squash" your efforts to establish a low-fare airline at Dulles International Airport, please be assured that the MOU was negotiated with UAL on an arms length basis with the view to effecting the acquisition of ACA. The terms of the MOU are in our view in the best interests of the stockholders of ACA and the combined company in the event a business combination transaction between ACA and Mesa is consummated.

                                   Sincerely,

                                   /s/ Jonathan G. Ornstein
                                   ---------------------------------------------

                                   Jonathan G. Ornstein
                                   Chairman of the Board & Chief Executive
                                   Officer

--------------------------------------------------------------------------------

      On November 18, 2003, Atlantic Coast issued a press release announcing that it had entered into the Airbus MOU. Atlantic Coast took such actions despite being informed in our letter of November 13, 2003 of our belief that by entering into binding aircraft purchases which contain penalty clauses or non-refundable deposits, the Atlantic Coast board would be acting contrary to the best interests of its stockholders.

      On November 19, 2003, Mesa issued a press release denouncing the recent aircraft order by Atlantic Coast. Mesa also announced we are moving forward with our consent solicitation to replace the current board of Atlantic Coast with the nominees. Mesa also intends to proceed with our previously announced exchange offer/merger proposal, subject to considering the impact of these developments on the value of Atlantic Coast and consequently our offer.

                              MESA AIR GROUP, INC.

      Mesa is a holding company whose principal subsidiaries operate as regional air carriers providing scheduled passenger and airfreight service. Mesa serves 163 cities in 40 states, the District of Columbia, Canada, and Mexico. Mesa operates a fleet of 150 aircraft and has approximately 938 daily system departures. Mesa operates in the West and Midwest as America West Express; the Midwest and East as US Airways Express; in Denver and the West as United Express; in Denver as Frontier JetExpress until December 31, 2003; in Kansas City with Midwest Express and in New Mexico and Texas as Mesa Airlines. Mesa, which was founded in New Mexico in 1982, has approximately 4,000 employees. Mesa is a member of the Regional Airline Association and Regional Aviation Partners.

      Mesa is a Nevada corporation with its principal executive offices located at 410 North 44th Street, Suite 700, Phoenix, Arizona 85008.

      Mesa files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information we file at the SEC's public reference room in Washington, D.C. Our SEC filings are also available to the public from commercial document retrieval services and at the website maintained by the SEC at "http://www.sec.gov." We intend to file a registration statement on Form S-4 to register the shares of common stock of Mesa to be exchanged for shares of Atlantic Coast common stock in the Mesa exchange offer/merger proposal and preliminary proxy materials with the SEC so as to obtain necessary approval for the issuance of the shares of Mesa common stock to the stockholders of Atlantic Coast when the Mesa exchange offer/merger proposal is consummated.

                              MESA STRATEGIC PLANS

      If the nominees are elected to the Atlantic Coast board of directors, they will consider entering into a business combination transaction with Mesa if such a transaction is in the best interest of Atlantic Coast stockholders.

      If Mesa is successful in acquiring Atlantic Coast, Mesa will take immediate steps to refocus Atlantic Coast's business model to one based on revenue guarantee code share relationships with major airlines serving hub networks. We believe that by bringing these two companies together, and maintaining the successful revenue guarantee code share business model, we will create the leading regional airline in the United States. In our view, this business model, applied to an enlarged asset base and a broader portfolio of client partnerships, will offer more balanced revenue distribution and strong synergies. As the leading operator in the regional aviation sector, we would have a stronger balance sheet and greater access to capital to fund our combined growth. Employees of both companies would have a stronger, more secure employer and greater advancement opportunities; our major airline customers would benefit from our ability to provide cost efficient services; our stockholders would benefit from an enhanced capital structure and greater growth prospects. Consequently, we believe the forgoing factors will enhance the company's profitability and stockholder value, both in the short and long term.

      These benefits will not be realized unless a Mesa/Atlantic Coast business combination transaction is consummated.

      We are engaged in preliminary discussions with Delta Air Lines regarding the terms of a potential code share agreement in the event that Mesa is successful in acquiring Atlantic Coast.

      Delta Air Lines has informed Atlantic Coast that if it operates aircraft with more than 70 seats, Delta Air Lines may seek alternatives to the services provided by Atlantic Coast. Delta Air Lines has the right under its code share agreement with Atlantic Coast to terminate the agreement at any time without cause by providing 180 days notice to Atlantic Coast, in which case Atlantic Coast has the right to require Delta Air Lines to purchase and assume the lease on all or some of the aircraft used in the code share agreement. Atlantic Coast's binding memorandum of understanding with Airbus for A319 and A320 aircraft, which seat 132 passengers and 156 passengers, respectively, could cause Delta Air Lines to terminate its code share agreement with Atlantic Coast and could complicate Mesa's efforts to reach a code share agreement with Delta Air Lines with respect to the operation of Atlantic Coast aircraft in the event the Mesa exchange offer/merger proposal is successfully consummated.

      On November 12, 2003, Mesa entered into the United MOU in which Mesa will provide or would cause Atlantic Coast to provide for the operation of regional jet and turboprop aircraft in code share and pro-rate service under the United Express mark in the event that the Mesa exchange offer/merger proposal is successfully consummated or if the Mesa nominees are elected to the Atlantic Coast board of directors pursuant to this consent solicitation and enter into a definitive code share agreement with United Airlines on terms substantially similar to those contained in the United MOU. The United MOU contemplates: (i) the use of 87 RJ50s for terms expiring as late as December 31, 2015; (ii) the use of 12 Contract J41 Turboprops and the right to fly up to 16 Pro-Rate Turboprops, all 28 aircraft for a term through the expiration of their respective leases; and (iii) a conversion option pursuant to which 30 of the 87 RJ50s may be substituted for RJ70s. The United MOU also ensures cost reimbursement for any contractual commitments with respect to outsourced maintenance, pilots, flight attendants, line mechanics and dispatchers, as well as Atlantic Coast receiving profit margins with respect to all contract aircraft except Pro-Rate J41 Turboprops. The profit margins to be received by Atlantic Coast are based on performance criteria and will be adjusted to margins that, although a reduction from Atlantic Coast current margins, are no less favorable than the profit margins to be received by any other regional carrier pursuant to recently negotiated code share agreements with United Airlines.

      In addition, Mesa negotiated the following modifications to its current code share relationship with United Airlines: (i) an extended term with respect to 15 Short-term RJ50s for up to 2 years at Mesa's discretion; (ii) the delivery of both 10 Replacement RJ70s in lieu of 10 Long-term RJ50s, as well as the last 5 RJ70s under its current agreement, for a term expiring 10 years after the date of delivery, but no later than 2018; and (iii) a right to fly up to 20 Beech 1900 Pro-Rate Turboprops in mutually agreeable markets at mutually agreeable pro-rate terms. Furthermore, in the event that a Mesa/Atlantic Coast business combination is successfully consummated or if the Mesa nominees are elected to the Atlantic Coast board of directors pursuant to this consent solicitation and enter into a definitive code share agreement with United Airlines on terms substantially similar to those contained in the United MOU, the adjusted margins will also apply to all Mesa aircraft that fly code share services for United Airlines. The revised margins are an improvement in the current Mesa relationship with United Airlines.

      In addition, the United MOU contemplates (i) the delivery of up to 10 Growth RJ70s after October 2006 with a term expiring on December 31, 2016; and
(ii) a right of first refusal on an Additional 10 Growth RJ70s. The allocation between Mesa and/or Atlantic Coast of such aircraft will be determined by the parties and set forth in a definitive agreement.

      The nominees have indicated that if elected to the Atlantic Coast board, they will consider entering into a definitive code share agreement with United Airlines on terms substantially similar to those contained in the United MOU.

                 ADDITIONAL INFORMATION REGARDING THE PROPOSALS

Proposal 1: Removal of Directors

      Atlantic Coast stockholders are being asked to adopt a proposal to remove the current directors of Atlantic Coast: Kerry B. Skeen, Thomas J. Moore, C. Edward Acker, Robert E. Buchanan, Susan MacGregor Coughlin, Caroline Devine, Daniel L. McGinnis, James C. Miller III, and William Anthony Rice and any director elected or appointed to the Atlantic Coast board pursuant to a vacancy caused by the removal or resignation of any of the directors from the Atlantic Coast board or any newly-created directorships prior to the effective time of this stockholder action. As explained in this Consent Statement, Mesa strongly believes that the current directors are not acting, and will not act, in the best interest of the Atlantic Coast stockholders and should, therefore, be removed.

      Proposal 1 will not become effective unless proposal 2 is adopted and becomes effective. However, proposal 1 may be adopted and become effective independent of proposal 3.

      WE ARE SEEKING YOUR CONSENT TO REMOVE THE CURRENT DIRECTORS OF ATLANTIC COAST WITHOUT CAUSE NOTWITHSTANDING SECTION 3.11 OF THE ATLANTIC COAST BY-LAWS, WHICH PROVIDES THAT DIRECTORS MAY BE REMOVED ONLY FOR CAUSE. SECTION 141(K) OF THE DGCL PROVIDES THAT DIRECTORS MAY BE REMOVED WITH OR WITHOUT CAUSE BY A MAJORITY OF THE STOCKHOLDERS. WE HAVE BEEN ADVISED BY COUNSEL THAT SECTION 3.11 OF THE ATLANTIC COAST BY-LAWS CONFLICTS WITH SECTION 141(K) OF THE DGCL AND IS THEREFORE INVALID. THE DELAWARE LAWSUIT SEEKS TO DECLARE SECTION 3.11 OF THE ATLANTIC COAST BY-LAWS INVALID.

      Mesa urges Atlantic Coast stockholders to consent to the removal of all of Atlantic Coast's directors.

Proposal 2: Election of Nominees

      Atlantic Coast stockholders are being asked to elect as directors of Atlantic Coast each of the seven nominees named below, each of whom has consented to being named in this Consent Statement and our other solicitation materials and to serve as a director, if elected, until the next annual meeting of stockholders or until his successor has been elected and qualified. The Atlantic Coast by-laws provide that a single class of directors will be elected at the annual meeting and hold office until the following annual meeting or until his successor is elected and qualified. If elected, the nominees would serve together as a single class of directors in accordance with these by-law provisions.

      Mesa's primary purpose in seeking to elect the nominees to Atlantic Coast's board is to enhance the value of Atlantic Coast for the benefit of all stockholders. If elected, the nominees would be responsible for managing the business and affairs of Atlantic Coast and would consider any and all feasible alternatives to Atlantic Coast's current business operations and practices. Each director of Atlantic Coast has an obligation under Delaware law to discharge his duties as a director in good faith, in a manner he reasonably believes to be in the best interest of Atlantic Coast and with such care, including reasonable inquiry, skill and diligence, as a person of ordinary prudence would use under similar circumstances.

      Although Mesa has no reason to believe that any of the nominees may be unable or unwilling to serve as directors, if any of the nominees is unable to serve as a director of Atlantic Coast due to death, disability or otherwise, the remaining nominee or nominees may designate another person or persons to replace the nominee or nominees unable to serve.

      The name, age, present principal occupation and business address and employment history of each of the nominees for at least the past five years are as follows:
--------------------------------------------------------------------------------

                                         PRESENT PRINCIPAL OCCUPATION AND FIVE
             NAME                AGE            YEAR EMPLOYMENT HISTORY
--------------------------------------------------------------------------------

Nathaniel A. Davis                49    President, Chief Operating Officer, XO
                                        Communications, Inc. from 2000 through
                                        June 2003. Prior to June 2003, Mr. Davis
                                        also served as a director of XO
                                        Communications, Inc. From 1998 to 2000,
                                        Mr. Davis served as Vice President of
                                        Technical Services for Nextel
                                        Communications, Inc. Mr. Davis is
                                        currently a director of XM Satellite
                                        Radio Holdings, Inc.
--------------------------------------------------------------------------------

Andre V. Duggin                   58    Chairman of the Board of Directors and
A.V. Consultants, Inc.                  Chief Executive Officer of A.V.
985 Old Eagle School Road               Consultants, Inc., 1982 through the
Suite 504                               present.
Wayne, PA 19355
--------------------------------------------------------------------------------

Theodore F. Kahan                 41    Senior Managing Director, El Camino
El Camino Capital Group                 Capital Group, 2003. Mr. Kahan served as
130 S. El Monte Dr.                     Executive Vice President, Real Estate
Beverly Hills, CA 90212                 Investment, Davis Companies, 2000-2003.
                                        Mr. Kahan also served as General Counsel
                                        and a member of the executive management
                                        committee of American Golf Corp. from
                                        1995-2000.
--------------------------------------------------------------------------------

James R. Link                     58    Consultant, JLink Associates, a
2931 N. Governeour Street,              financial/marketing consulting firm,
Bldg C, Apt. 103                        from 2002 through the present. Mr. Link
Wichita, KS  67226                      has also served as Chief Executive
                                        Officer of PAC/AV from 2002 through the
                                        present and as Chief Executive Officer
                                        of TRW Investments, a venture capital
                                        firm, from 2002 through the present. Mr.
                                        Link served as Chief Executive Officer
                                        of Impulse Airlines in 2001. From 1998
                                        through 2001, Mr. Link served as Vice
                                        President, Worldwide Sales, of Raytheon
                                        Aircraft.
--------------------------------------------------------------------------------

David T. McLaughlin               71    Chairman of the Board of Directors,
                                        Orion Safety Products, 1988-2001 and
                                        Chief Executive Officer, 2001. Mr.
                                        McLaughlin served as President of
                                        Dartmouth College from 1981 through
                                        1987. Mr. McLaughlin currently serves on
                                        the Board of Directors of Viacom, Inc.,
                                        Orion Safety Products, and Infinity
                                        Broadcasting. Mr. McLaughlin is Chairman
                                        of the American Red Cross.
--------------------------------------------------------------------------------

Peter F. Nostrand                 56    Chairman of the Board of Directors,
Suntrust Banks, Inc.                    President and Chief Executive Officer,
303 Peachtree St., N.E.                 SunTrust Banks, Inc., Greater Washington
Atlanta, Georgia 30308                  (successor to Crestar Bank Greater
                                        Washington) from 1995 through the
                                        present. Mr. Nostrand served as
                                        President of Crestar Bank Washington,
                                        D.C. and Crestar Bank MD (both merged
                                        into Crestar's Virginia Bank) from 1991
                                        through 1996. From 1988 through 1995,
                                        Mr. Nostrand served as Senior Executive
                                        Vice President of Crestar Bank.
--------------------------------------------------------------------------------

Archille R. Paquette              60    Mr. Paquette has been retired since
                                        1999. Prior to his retirement, Mr.
                                        Paquette served in various positions at
                                        Air Midwest, Inc., joining Air Midwest,
                                        Inc. in 1977 and

--------------------------------------------------------------------------------

                                         PRESENT PRINCIPAL OCCUPATION AND FIVE
             NAME                AGE            YEAR EMPLOYMENT HISTORY
--------------------------------------------------------------------------------
                                        serving as President and Chief Operating
                                        Officer from 1993 through 1999. Air
                                        Midwest, Inc. is a subsidiary of Mesa.
                                        Mr. Paquette served as an officer in the
                                        US Army from 1965-1975.
--------------------------------------------------------------------------------

      The following table sets forth all purchases and sales during the past two years of Mesa common stock deemed to be beneficially owned by the nominees. All transactions were effected in open market transactions. To the best of our knowledge, none of the nominees beneficially owns any common stock of Atlantic Coast.

                                   TRANSACTION    NUMBER OF
NAME                                  DATE          SHARES   PURCHASE/SALE

James R. Link                        5/19/03         200       Purchase

James R. Link                        6/24/03         800       Purchase

James R. Link                        7/22/03        1,000      Purchase

James R. Link                        9/2/03         1,000      Purchase

James R. Link                        9/19/03        1,500        Sale

James R. Link                        9/29/03        1,500        Sale

Archille R. Paquette(1)              3/8/02         2,100        Sale

Archille R. Paquette(1)              3/18/02        7,900        Sale

Archille R. Paquette(1)              3/28/02        10,000       Sale

Archille R. Paquette(1)              4/12/02        10,000       Sale

Archille R. Paquette(1)              4/16/02        5,000        Sale

(1) Cashless exercise of stock option and simultaneous sale.

      Except as discussed below, none of the nominees has been involved in any legal proceedings which must be disclosed as material for purposes of an evaluation of the integrity or ability of any person nominated to become a director under the federal securities laws.

       NAME                              LEGAL PROCEEDINGS
-------------------      -------------------------------------------------------
Nathaniel A. Davis         In January 2002, shareholder lawsuits were filed
                           against the executive officers and board of directors
                           of XO Communications, Inc., including Mr. Davis,
                           alleging breaches of fiduciary duty in connection
                           with his position as President and Chief Operating
                           Officer of XO Communications, Inc. These cases were
                           dismissed in June 2002. XO Communications, Inc. was
                           the subject of an insolvency proceeding in the United
                           States Bankruptcy Court for the Southern District of
                           New York in 2002 and 2003 while Mr. Davis was an
                           executive officer.
                           -----------------------------------------------------

      This information has been furnished to Mesa by the respective nominees. Each of the nominees has consented to being named herein to serve as a nominee and as a director, if elected. None of the nominees nor any of their current employers is an affiliate of Mesa and, if elected, none of the nominees would represent Mesa on the Atlantic Coast board.

      Mesa has agreed to indemnify and hold harmless, to the fullest extent permitted by law, each of the nominees against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with his position as a nominee. Mesa will also pay out-of-pocket expenses of the nominees incurred in their capacity as such. It is expected that each nominee, if elected and seated on the Atlantic Coast Board, will thereafter be reimbursed by Atlantic Coast, based on its current fee structure, for his reasonable out-of-pocket expenses incurred in the performance of his service as director. Such directors will also be entitled to indemnification by Atlantic Coast in accordance with its certificate of incorporation and by-laws.

      Proposal 2 will not become effective unless proposal 1 is adopted and becomes effective. However, proposal 2 may be adopted and become effective independent of proposal 3.

      In accordance with applicable regulations of the SEC, the WHITE consent card delivered with this Consent Statement provides each stockholder of Atlantic Coast with the opportunity to designate the names of any of the nominees whom he or she does not desire to elect to the Atlantic Coast board. Mesa urges Atlantic Coast stockholders to vote for all of the nominees on the WHITE consent card delivered with this Consent Statement.

Proposal 3: Repeal of Each Provision of the Atlantic Coast By-laws or
            Amendments, if any, Adopted After August 14, 1998 (the last date the by-laws were filed with the SEC) Prior to the Effective Time of this Stockholder Action

      Stockholders are being asked to adopt a proposal which would repeal any amendment to the Atlantic Coast by-laws adopted by the current Atlantic Coast board after August 14, 1998 and before the effectiveness of the proposals and the seating of the nominees. This proposal is designed to prevent the current Atlantic Coast directors from taking actions to amend the Atlantic Coast by-laws to attempt to nullify or delay the actions taken by the stockholders under these proposals or to create new obstacles to the ability of the stockholders to freely elect a board of directors that act in their best interest. Based on publicly available information, the most recent version of the Atlantic Coast by-laws were adopted on July 22, 1998, and no alterations after that date have been publicly disclosed. The approval of this proposal could result in the repeal of by-laws which may be in the best interests of stockholders, although we believe that such a possibility is unlikely in view of the failure of the current board to disclose any such by-law amendments. If the current board adopts any material amendments to the by-laws that would be subject to repeal under this proposal and such amendments are made available to us or the general public, we will provide you with additional materials regarding such amendments. Proposal 3 may be adopted and become effective independent of proposals 1 and 2.

      Mesa urges Atlantic Coast stockholders to repeal any amendment to the Atlantic Coast by-laws adopted by the current Atlantic Coast board after August 14, 1998 and before the effectiveness of the proposals and the seating of the nominees.

                                VOTING SECURITIES

      According to Atlantic Coast's certificate of incorporation, the shares of Atlantic Coast common stock constitute the only class of outstanding voting securities of Atlantic Coast. Accordingly, only holders of Atlantic Coast common stock are entitled to execute consents. Atlantic Coast stated in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2003, that as of November 1, 2003, there were 45,333,310 shares of Atlantic Coast common stock outstanding. Each share of Atlantic Coast common stock is entitled to one vote. Stockholders of Atlantic Coast do not have cumulative voting rights. The record date for determining stockholders entitled to consent is [ ], 2003.

      The following table sets forth the interests of Mesa in the shares of Atlantic Coast, as of October 10, 2003.

                                                       AMOUNT AND
                                                        NATURE OF
                       NAME OF                         BENEFICIAL  PERCENT OF
                   BENEFICIAL OWNER                     OWNERSHIP     CLASS
--------------------------------------------------     ----------  ----------
Mesa Air Group, Inc...............................     1,603,529      3.5%
  401 North 44th Street, Suite 700
  Phoenix, Arizona  85008

------------
The following table sets forth all purchases and sales by Mesa of Atlantic Coast common stock during the past two years. All transactions were effected in open market transactions.

     DATE OF          AMOUNT OF
   TRANSACTION        SECURITIES     TRANSACTION TYPE   PRICE PER SHARE
   -----------        ----------     ----------------   ---------------
     11/20/01            1,000             Sale              $19.18
     11/21/01            6,000           Purchase            $22.56
     11/21/01            1,000             Sale              $20.23
     11/23/01              100             Sale              $21.34
     11/23/01              900             Sale              $21.33
     11/26/01              300             Sale              $21.52
     11/26/01              400             Sale              $21.48
     11/26/01            1,300             Sale              $21.48
     12/10/01              100             Sale              $22.68
     12/10/01              900             Sale              $22.63
     01/07/02               50              Put              $20.00
     01/15/02            5,000             Sale              $25.66
     02/01/02              200             Sale              $28.88
     02/04/02              100             Sale              $29.24
     02/04/02            1,900             Sale              $29.29
     02/05/02               50              Put              $22.50
     02/06/02              600           Purchase            $26.46
     02/06/02              400           Purchase            $26.47
     02/07/02              900           Purchase            $25.44
     02/07/02              100           Purchase            $25.49
     02/07/02               25              Put              $25.00
     02/07/02               25              Put              $25.00
     02/07/02               25              Put              $25.00
     02/07/02               25              Put              $25.00
     02/28/02            3,000             Sale              $28.79
     03/08/02               25              Put              $25.00
     03/08/02               25              Put              $25.00
     03/08/02               10              Put              $22.50
     03/08/02               10              Put              $25.00
     03/12/02            2,000           Purchase            $27.51
     03/12/02              900           Purchase            $27.42
     03/12/02              300           Purchase            $27.49
     03/12/02              100           Purchase            $27.47
     03/12/02              100           Purchase            $27.45
     03/18/02            1,000           Purchase            $25.96
     03/18/02              900           Purchase            $25.95
     03/18/02              100           Purchase            $25.95
     03/22/02            2,000           Purchase            $25.67
     03/25/02            2,200           Purchase            $24.69
     03/26/02            2,000           Purchase            $24.15
     03/27/02            2,100           Purchase            $24.13

     DATE OF          AMOUNT OF
   TRANSACTION        SECURITIES     TRANSACTION TYPE   PRICE PER SHARE
   -----------        ----------     ----------------   ---------------
     03/28/02            5,000           Purchase            $23.74
     04/02/02               40              Put              $22.50
     04/02/02               15              Put              $25.00
     04/04/02            5,500           Purchase            $22.83
     02/04/03           10,000           Purchase             $8.66
     04/07/03            2,000             Sale               $7.30
     04/30/03            8,000             Sale               $8.21
     08/04/03           20,000           Purchase             $7.33
     08/05/03           42,200           Purchase             $7.33
     08/06/03           75,092           Purchase             $7.54
     08/07/03           68,994           Purchase             $7.41
     08/08/03            2,300           Purchase             $7.50
     08/08/03            1,386             Sale               $8.04
     08/08/03           17,200             Sale               $8.01
     08/11/03            5,000             Sale               $8.35
     08/12/03           10,000             Sale               $8.44
     08/13/03            3,000           Purchase             $8.20
     08/14/03          185,000           Purchase             $7.95
     08/14/03            5,000           Purchase             $8.01
     08/14/03            4,500           Purchase             $7.89
     08/21/03           62,000           Purchase             $8.16
     08/21/03           22,656           Purchase             $8.16
     08/22/03          168,000           Purchase             $8.12
     08/25/03           40,000           Purchase             $7.62
     08/25/03          100,600           Purchase             $7.81
     08/26/03            2,500           Purchase             $7.80
     08/26/03            4,000           Purchase             $7.85
     08/27/03           92,500           Purchase             $7.95
     08/27/03           35,800           Purchase             $7.88
     08/28/03           61,577           Purchase             $7.88
     08/29/03           37,500           Purchase             $8.03
     08/29/03            7,000           Purchase             $7.97
     09/02/03          117,500           Purchase             $8.11
     09/02/03            9,100           Purchase             $8.21
     09/03/03           30,000             Sale               $8.71
     09/04/03           20,000             Sale               $8.60
     09/04/03            4,500             Sale               $8.69
     09/05/03           30,000             Sale               $8.77
     09/08/03          221,000           Purchase             $8.48
     09/09/03            3,500           Purchase             $8.31
     09/09/03           42,700           Purchase             $8.37
     09/10/03            5,000           Purchase             $8.41
     09/10/03            9,278           Purchase             $8.41
     09/11/03           35,000             Sale               $8.84
     09/12/03           20,000           Purchase             $8.99
     09/12/03            5,000             Sale               $9.10
     09/17/03            5,000             Sale               $9.21
     09/17/03           15,000             Sale               $9.12
     09/17/03           45,000             Sale               $9.06
     09/18/03           20,000             Sale               $9.19
     09/18/03           25,000             Sale               $9.16
     09/19/03            5,000             Sale               $9.08
     09/19/03            5,000             Sale               $9.16

     DATE OF          AMOUNT OF
   TRANSACTION        SECURITIES     TRANSACTION TYPE   PRICE PER SHARE
   -----------        ----------     ----------------   ---------------
     09/23/03           17,000             Sale               $9.13
     09/24/03           70,000             Sale               $9.25
     09/25/03            7,500           Purchase             $8.55
     09/25/03            7,500           Purchase             $8.55
     09/25/03            4,014           Purchase             $8.54
     09/26/03            6,500           Purchase             $8.28
     09/26/03           78,500           Purchase             $8.30
     09/26/03           40,200           Purchase             $8.34
     09/26/03            5,000           Purchase             $8.28
     09/29/03           45,000             Sale               $8.52
     09/30/03            5,000             Sale               $8.47
     10/02/03           25,000             Sale               $8.74
     10/03/03          304,000           Purchase             $9.05
     10/03/03           10,000             Sale               $9.20
     10/03/03           12,100           Purchase             $9.09
     10/03/03            3,500           Purchase             $9.07
     10/03/03            3,500             Sale              $12.08
     10/03/03           20,000             Sale               $9.08
     10/06/03          140,000           Purchase             $9.45

                     ADDITIONAL INFORMATION CONCERNING MESA

      Mesa is subject to the informational requirements of the Exchange Act, and in accordance with the Exchange Act, files reports and other documents with the SEC relating to its business, financial condition and other matters. These reports and other documents should be available for inspection at the public reference facilities of the SEC at 450 Fifth Street, N.W., Washington, DC 20549. Copies of Mesa's filings with the SEC should be obtainable, by mail, upon payment of the SEC's customary charges, by writing to the SEC's principal office at 450 Fifth Street, N.W., Washington, DC 20549. The SEC also maintains an Internet website at http://www.sec.gov that should contain electronic copies of Mesa's filings with the SEC.

      Certain information about the employees and representatives of Mesa who may assist Mesa in soliciting consents is set forth in the attached Annex II. Annex III sets forth certain information relating to the ownership of Atlantic Coast common stock by certain of Mesa's employees and representatives, and about any transactions between any of them and Atlantic Coast.

                INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

      Our disclosure in this Consent Statement contains some forward-looking statements. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. They use words such as "anticipate," "estimate," "expect," "intend," "believe," and other words and terms of similar meaning in connection with any discussion of future operating or financial performance.

      Any and all of our forward-looking statements in this Consent Statement can be affected by inaccurate assumptions we might make or by known or unknown risks and uncertainties. Consequently, no forward-looking statement can be guaranteed. Because these statements are subject to risks and uncertainties, actual results may differ materially from those expected or implied by the forward-looking statements. We caution you not to place undue reliance on the statements, which speak only as of the date of this Consent Statement.

      From time to time, we also may provide oral or written forward-looking statements in other materials we release to the public.

      We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. You are advised, however, to consult any further disclosures we make on related subjects in our reports to the SEC in, among other places, "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our periodic reports filed with the SEC.

      The cautionary statements contained or referred to in this section should be considered in connection with any subsequent written or oral forward-looking statements that Mesa or persons acting on its behalf may issue. Mesa undertakes no obligation to review or confirm analysts' expectations or estimates or to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

                                  SOLICITATION

      Solicitation of consents may be made by the directors, officers, investor relations personnel and other employees of Mesa, its subsidiaries and their affiliates and by the nominees. Consents will be solicited by mail, advertisement, telephone or telecopier and in person. No such persons will receive additional compensation for such solicitation.

      In addition, Mesa has retained MacKenzie to assist in the solicitation, for which services MacKenzie will be paid customary fees. MacKenzie will be reimbursed for its reasonable out-of-pocket expenses. Mesa has also agreed to indemnify MacKenzie against certain liabilities and expenses, including certain liabilities and expenses under the federal securities laws. It is anticipated that 45 persons will be employed by MacKenzie to solicit stockholders.

      Banks, brokers, custodians, nominees and fiduciaries will be requested to forward solicitation material to the beneficial owners of shares of Atlantic Coast common stock. Mesa will reimburse banks, brokers, custodians, nominees and fiduciaries for their reasonable expenses for sending solicitation material to the beneficial owners.

      Merrill Lynch & Co. ("Merrill Lynch") is acting as financial advisor for Mesa in connection with the proposed acquisition of Atlantic Coast. In connection with its engagement, Mesa has agreed to pay Merrill Lynch customary fees for its services. Mesa has also agreed to reimburse Merrill Lynch for its reasonable expenses, including the reasonable fees and expenses of its legal counsel, resulting from or arising out of their engagements, and to indemnify Merrill Lynch and certain related persons against certain liabilities and expenses, including liabilities and expenses under the federal securities laws arising out of their respective engagements. In addition, Merrill Lynch has, in the past, provided financial services to Mesa, for which services it has received customary compensation.

      Certain employees of Merrill Lynch may also assist Mesa in the solicitation of proxies, including by communicating in person, by telephone or otherwise, with a limited number of institutions, brokers or other persons who are stockholders of Atlantic Coast. Merrill Lynch does not believe that any of its directors, officers, employees or affiliates are a "participant" as defined in Schedule 14A promulgated under the Securities Exchange Act of 1934 by the SEC, or that Schedule 14A requires the disclosure of certain information concerning Merrill Lynch. Merrill Lynch will not receive any additional fee for or in connection with such solicitation activities by its representatives apart from the fees it is otherwise entitled to receive as described above.

      Certain information about the directors and executive officers of Mesa who are not nominees and certain representatives of Mesa who will assist MacKenzie in soliciting consents is contained in Annex II. Annex III sets forth certain information relating to the ownership of shares of Atlantic Coast common stock by Mesa's directors, officers, employees and representatives who may participate in the solicitation, and about any transactions between any of them and Atlantic Coast.

      The cost of the solicitation of consents to the proposals will be borne by Mesa. Mesa may seek reimbursement of the costs of this solicitation from Atlantic Coast. If such reimbursement is sought, the question of whether such reimbursement will be made may be submitted to Atlantic Coast's stockholders. Costs related to the solicitation of consents to the proposals include expenditures for attorneys, accountants, financial advisors, consent solicitors, public relations advisors, printing, advertising, postage, litigation and related expenses and filing fees and are expected to aggregate approximately $[ ] million, of which $[ ] million has been spent to date. The portion of such costs allocable solely to the solicitation of consents to the proposals is not readily determinable.

                                CONSENT PROCEDURE

      Section 228 of the DGCL provides that, absent a contrary provision in Atlantic Coast's certificate of incorporation, any action that may be taken at a meeting of the stockholders may be taken by the written consent of at least the minimum number of votes that would be necessary to take such action at a meeting in which all shares entitled to vote were present and voting. Atlantic Coast's certificate of incorporation contains no contrary provision.

      The proposals will become effective upon delivery to Atlantic Coast of signed, dated and unrevoked consents consenting to such proposals, of a majority of the shares of Atlantic Coast common stock then outstanding. Consents may be executed by the holders of record of common stock as of the record date, or by their duly authorized proxy. Section 228(c) of the DGCL provides that no written consent will be effective unless delivered to Atlantic Coast within 60 days of the date of the earliest dated consent delivered to Atlantic Coast in the manner provided by Delaware law. On October 23, 2003, Atlantic Coast announced that it had set a record date and received a written consent thereby starting the 60-day solicitation period, which actions are being challenged as being improper in the Delaware Lawsuit filed by Mesa on October 29, 2003. The deadline for submitting consents will not be determined until the Delaware Lawsuit has been resolved. We intend to notify you by press release as promptly as possible of the actual deadline for submitting consents. However, because the proposals will become effective upon our delivery to Atlantic Coast of valid and unrevoked consent cards totaling more than 50% of the outstanding shares of common stock as of the record date, and because this may occur before the expiration of the 60-day period, WE URGE YOU TO ACT PROMPTLY to assure that your vote will count. Both proposals 1 and 2 must be approved by the holders of record, as of the close of business on the record date, of a majority of the shares of Atlantic Coast common stock then outstanding for either proposal to be effective.

      Any failure to execute and return a consent, and all abstentions and broker non-votes, will have the same effect as voting against the proposals.

                    EFFECTIVENESS AND REVOCATION OF CONSENTS

       An executed consent card may be revoked by signing, dating and delivering a written revocation at any time prior to the date that Atlantic Coast has received the required number of properly completed, unrevoked consents to authorize the proposed actions. The delivery of a subsequently dated consent card that is properly completed and signed will constitute a revocation of any earlier consent card delivered by such holder. The revocation may be delivered either to Mesa, in care of MacKenzie, or to an address provided by Atlantic Coast. Although a revocation is effective if delivered to Atlantic Coast, Mesa requests that either the original or photostatic copies of all revocations of consents be mailed or delivered to Mesa in care of MacKenzie at the address set forth above, so that Mesa will be aware of all revocations and can more accurately determine if and when unrevoked consents to the actions described in this Consent Statement have been received from the holders of record of a majority of outstanding shares of Atlantic Coast common stock.

                              SPECIAL INSTRUCTIONS

      If you were a record holder of shares of Atlantic Coast common stock as of the close of business on the record date, you may elect to consent to, withhold consent to or abstain with respect to each proposal by marking the "CONSENT," "DOES NOT CONSENT" or "ABSTAIN" box, as applicable, underneath each such proposal on the accompanying WHITE consent card and signing, dating and returning it promptly in the enclosed postage-paid envelope or by mailing the consent card to MacKenzie at the address stated below.

      If the stockholder signing, dating and returning the WHITE consent card has failed to check a box marked "CONSENT," "DOES NOT CONSENT" or "ABSTAIN" for any of the proposals, such stockholder will be deemed to have consented to each such proposal, except that such stockholder will not be deemed to have consented to the removal of any current Atlantic Coast director or to the election of any nominee whose name is written in on the consent card under the corresponding proposal.

                       MESA RECOMMENDS THAT YOU CONSENT TO
                             EACH OF THE PROPOSALS.

    YOUR CONSENT IS IMPORTANT. PLEASE MARK, SIGN AND DATE THE ENCLOSED WHITE CONSENT CARD AND RETURN IT IN THE ENCLOSED POSTAGE-PAID ENVELOPE PROMPTLY OR
           MAIL THE CARD TO MACKENZIE AT THE ADDRESS STATED BELOW.

              FAILURE TO RETURN YOUR CONSENT CARD WILL HAVE THE
                 SAME EFFECT AS VOTING AGAINST THE PROPOSALS.

      If your shares of Atlantic Coast common stock are held in "Street-Name," only your bank or broker can execute a consent on your behalf, but only upon receipt of your specific instructions. To ensure that your consent is effective, please contact the persons responsible for your account and instruct them to execute a WHITE consent card on your behalf. Mesa urges you to confirm in writing your instructions to the person responsible for your account and provide a copy of those instructions to Mesa in care of MacKenzie at the address set forth below so that Mesa will be aware of all instructions given and can attempt to ensure that such instructions are followed.

                                APPRAISAL RIGHTS

      Holders of Atlantic Coast common stock do not have dissenters' appraisal rights under Delaware law in connection with this Consent Statement or the proposals contained herein.

      If you have any questions or require any assistance in executing or delivering your consent, please write to, or call:

                            MacKenzie Partners, Inc.
                               105 Madison Avenue
                            New York, New York 10016
                                 (212) 929-5500
                         Call Toll-Free: (800) 322-2885

Dated:  [   ], 2003

                                                                         ANNEX I

        INFORMATION CONCERNING ATLANTIC COAST'S OFFICERS AND DIRECTORS

      The following table sets forth certain information, as of October 15, 2003, based on information derived from Atlantic Coast's publicly filed reports with the SEC as of November 3, 2003, concerning beneficial ownership of Atlantic Coast's common stock by (i) each director of Atlantic Coast; (ii) each executive officer of Atlantic Coast named in the preliminary proxy statement filed with the SEC by Atlantic Coast on November 3, 2003; and (iii) all directors and executive officers of Atlantic Coast as a group.

                                              AMOUNT AND NATURE OF
                                             BENEFICIAL OWNERSHIP(1)    PERCENT OF CLASS
                    NAME                             SHARES                  PERCENT
------------------------------------------   -----------------------    ----------------
Kerry B. Skeen............................          702,346                    1.5%
Thomas J. Moore...........................          612,902                    1.4%
C. Edward Acker...........................          564,400                    1.2%
Robert E. Buchanan........................           75,800                    *
Susan MacGregor Coughlin..................           53,660                    *
Caroline (Maury) Devine...................           12,500                    *
Daniel L. McGinnis........................           24,000                    *
James C. Miller III.......................           80,000                    *
William Anthony (Tony) Rice...............              -0-                    0%
Richard J. Surratt........................          193,453                    *
William Brown.............................              -0-                    0%
Eric I. Nordling..........................           78,544                    *
Richard J. Kennedy........................           92,797                    *
David W. Asai.............................           86,864                    *
All directors and executive officers as
  a group (14 persons)....................        2,577,266                    5.5%

------------

* Less than one percent.

(1) Includes options and restricted stock that are exercisable on or within 60 days after October 15, 2003, as follows: Mr. Skeen, 588,253 shares; Mr. Moore, 514,473 shares; Mr. Acker, 24,000 shares; Mr. Buchanan, 52,000 shares; Mrs. Coughlin, 52,000 shares; Ms. Devine, 12,000 shares; Mr. McGinnis, 24,000 shares; Mr. Miller, 52,000 shares; Mr. Surratt, 184,760 shares; Mr. Nordling, 77,820 shares; Mr. Kennedy, 70,000 shares; Mr. Asai, 78,160 shares; and all directors and executive officers as a group, 1,729,466 shares.

                                                                        ANNEX II

                        INFORMATION CONCERNING DIRECTORS,
                          OFFICERS, EMPLOYEES AND OTHER
                             REPRESENTATIVES OF MESA

      The following table sets forth the name and the present principal occupation or employment, and the name and principal business address of any corporation or other organization in which such employment is carried on, of the directors, officers, employees and representatives of Mesa who may assist in soliciting consents from Atlantic Coast's stockholders. Unless otherwise indicated, each person listed below is employed by Mesa and the principal business address of each person listed below is 410 North 44th Street, Suite 700, Phoenix, Arizona 85008.

                                             PRESENT PRINCIPAL OCCUPATION OR
    NAME AND PRINCIPAL BUSINESS ADDRESS                 EMPLOYMENT
-----------------------------------------    -------------------------------
Jonathan G. Ornstein                           Chairman and Chief Executive
                                                         Officer
Michael J. Lotz                               President and Chief Operating
                                                         Officer
George Murnane III                          Executive Vice President and Chief
                                                    Financial Officer

Jim Ratigan                                   Managing Director, Mergers &
Merrill Lynch & Co.                         Acquisitions, Merrill Lynch & Co.
4 World Financial Center, North Tower
New York, NY 10080

George Ackert                                  Director, Global Industries
Merrill Lynch & Co.                      Investment Banking, Merrill Lynch & Co.
4 World Financial Center, North Tower
New York, NY 10080

Merrill Lynch does not believe that any of its directors, officers, employees or affiliates are a "participant" as defined in Schedule 14A promulgated under the Securities Exchange Act of 1934 by the SEC, or that Schedule 14A requires the disclosure of certain information concerning Merrill Lynch.

                                                                       ANNEX III

                              CERTAIN TRANSACTIONS
   AMONG MESA, ITS DIRECTORS, EMPLOYEES AND OTHER REPRESENTATIVES AND ATLANTIC
                                      COAST

      Except as disclosed in this Consent Statement, none of Mesa, its directors or executive officers or the employees or other representatives of Mesa named in Annex II owns any securities of Atlantic Coast or any parent or subsidiary of Atlantic Coast, beneficially or of record nor is a party to any contract, arrangement or understanding with any person for such securities.

      Merrill Lynch, which is acting as financial advisor for Mesa in connection with the proposed acquisition of Atlantic Coast, engages in a full range of investment banking, securities trading, market-making and brokerage services for institutional and individual clients. In the normal course of its business, Merrill Lynch may trade securities of Atlantic Coast for its own account and the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.

      None of Mesa, its subsidiaries, their directors or executive officers, or the employees or other representatives of Mesa named in Annex II, or, to their best knowledge, their Associates has any arrangement or understanding with any person as (1) to any future employment by Atlantic Coast or its affiliates or
(2) to future transactions to which Atlantic Coast or any of its affiliates will or may be a party, nor any material interest, direct or indirect, in any transaction that has occurred within the last two years in which Atlantic Coast or any of its affiliates was or is a party and in which the amount involved exceeds $60,000. Certain directors and executive officers of Mesa and/or its respective associates may also be directors or officers of other companies and organizations that have engaged in transactions with Atlantic Coast or its subsidiaries in the ordinary course of business within the last two years, but Mesa believes that the interest of such persons in such transactions is not material.


                                      III-1

                                   APPENDIX 1

[WHITE CONSENT CARD]                                      [FORM OF CONSENT CARD]

                    PRELIMINARY COPY -- SUBJECT TO COMPLETION
                 SOLICITATION ON BEHALF OF MESA AIR GROUP, INC.

Unless otherwise indicated below, the undersigned, a stockholder of record of Atlantic Coast Airlines Holdings, Inc. ("Atlantic Coast") as of the close of business on [ ], 2003 hereby consents, pursuant to Section 228 of the Delaware General Corporation Law and Section 2.10 of the Atlantic Coast by-laws for all shares of common stock of Atlantic Coast held by the undersigned, to the taking of the following actions without a meeting of the stockholders of Atlantic
Coast:



                (CONTINUED AND TO BE SIGNED ON REVERSE SIDE.)



------------------------------------------------------------------------------
                            --FOLD AND DETACH HERE--


                                  Appendix 1-1

                                                      DOES NOT
                                      CONSENT          CONSENT          ABSTAIN

1. Remove Kerry B. Skeen, Thomas
   J. Moore, C. Edward Acker,
   Robert E. Buchanan, Susan
   MacGregor Coughlin, Caroline
   Devine, Daniel L. McGinnis,
   James C. Miller III, and
   William Anthony Rice and any
   director elected or appointed
   to the Atlantic Coast board          [ ]              [ ]              [ ]
   pursuant to a vacancy caused
   by the removal or resignation
   of any of the directors from
   the Atlantic Coast board or
   any newly-created
   directorships prior to the
   effective time of this
   stockholder action.

INSTRUCTION: TO CONSENT, NOT CONSENT OR ABSTAIN FROM CONSENTING TO THE REMOVAL OF ALL THE PERSONS NAMED IN PROPOSAL #1, CHECK THE APPROPRIATE BOX ABOVE. IF YOU WISH TO CONSENT TO THE REMOVAL OF CERTAIN OF THE PERSONS NAMED IN PROPOSAL #1, BUT NOT ALL OF THEM, CHECK THE "CONSENT" BOX ABOVE AND WRITE THE NAME OF EACH SUCH PERSON YOU DO NOT WISH REMOVED IN THE SPACE PROVIDED BELOW:

------------------------------------------------------------------------------

2. Elect Nathaniel A. Davis,            [ ]              [ ]              [ ]
   Andre V. Duggin, Theodore F.
   Kahan, James R. Link, David T.
   McLaughlin, Peter F. Nostrand,
   and Archille R. Paquette to
   serve as directors of Atlantic
   Coast (or, if any such nominee
   is unable to serve as a
   director of Atlantic Coast due
   to death, disability or
   otherwise, any other person
   designated as a nominee by the
   remaining nominee or
   nominees).

INSTRUCTION: TO CONSENT, NOT CONSENT OR ABSTAIN FROM CONSENTING TO THE ELECTION OF ALL THE PERSONS NAMED IN PROPOSAL #2, CHECK THE APPROPRIATE BOX ABOVE. IF YOU WISH TO CONSENT TO THE ELECTION OF CERTAIN OF THE PERSONS NAMED IN PROPOSAL #2, BUT NOT ALL OF THEM, CHECK THE "CONSENT" BOX ABOVE AND WRITE THE NAME OF EACH SUCH PERSON YOU DO NOT WISH ELECTED IN THE SPACE PROVIDED BELOW.
------------------------------------------------------------------------------

3. Repeal each provision of the         [ ]              [ ]              [ ]
   Atlantic Coast by-laws adopted
   after August 14, 1998 and
   prior to the effective time of
   the stockholder action
   contemplated hereby.

------------------------------------------------------------------------------


                                 Appendix 1-2

                             THIS PROXY IS REVOCABLE AND WILL BE VOTED AS
                             DIRECTED. IF NO BOX IS MARKED FOR ANY PROPOSAL, THE UNDERSIGNED WILL BE DEEMED TO CONSENT TO SUCH PROPOSAL, EXCEPT THAT THE UNDERSIGNED WILL NOT BE DEEMED TO CONSENT TO THE REMOVAL OF ANY CURRENT DIRECTOR OR TO THE ELECTION OF ANY NOMINEE WHOSE NAME IS WRITTEN-IN IN THE SPACE PROVIDED.

                             IN ORDER FOR YOUR CONSENT TO BE VALID, IT MUST BE DATED. PLEASE MARK, SIGN, DATE AND MAIL YOUR CONSENT PROMPTLY IN THE ENCLOSED POSTAGE-PAID ENVELOPE. The provisions of the Consent Statement dated [ ], 2003 of Mesa Air Group, Inc., are incorporated by reference. IN THE ABSENCE OF DISSENT OR ABSTENTION BEING INDICATED ABOVE, THE UNDERSIGNED HEREBY CONSENTS TO EACH ACTION LISTED ABOVE.

                             Both proposals 1 and 2 must be approved by the holders of record, as of the close of business on the record date, of a majority of the shares of Atlantic Coast common stock then outstanding for either of them to be effective. Proposals 1 and 2 may be adopted and become effective independent of proposal 3 and proposal 3 may be adopted and become effective independent of proposals 1 and 2.


Signature(s)_______________________________  Dated______________, 2003

      Please sign exactly as the name appears on the stock certificate or on the attached label. If shares are held by joint tenants, both should sign. In case of joint owners, each joint owner must sign. When signing as attorney, executor, administrator, trustee, guardian, corporate officer, etc., please give full title.


------------------------------------------------------------------------------
                            * FOLD AND DETACH HERE *


                                  Appendix 1-3